UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  (Rule 13d-1)


                    Under The Securities Exchange Act of 1934
                            (Amendment No. _______)*


                         York International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   986670107
               --------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 986670107                   13G                     Page 2 of 10 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     KR Capital Advisors, Inc.
     13-3187794

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,802,250
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,046,475
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,046,475

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.3

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 986670107                    13G                    Page 3 of 10 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edward D. Klein
     ###-##-####

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                      (b)[_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           91,000
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,802,250##
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         91,000
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,046,475##
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     2,137,475
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.5
--------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
      ##Edward D. Klein disclaims beneficial ownership of such securities.

CUSIP No. 986670107                    13G                    Page 4 of 10 Pages


Item 1(a).  Name of Issuer:

               York International Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

               631 S. Richland Avenue
               York, PA  17403


Item 2(a).  Name of Person Filing:

               KR Capital Advisors, Inc.
               Edward D. Klein

Item 2(b).  Address of Principal Business Office, or if none, Residence:

               450 Park Avenue
               New York, NY  10022

Item 2(c).  Citizenship:

               KR Capital Advisors, Inc. - Delaware
               Edward D. Klein - United States

Item 2(d).  Title of Class of Securities:

               Common Stock


Item 2(e).  CUSIP Number:

               986670107


Item 3. If This Statement is Filed  Pursuant to Rule  13d-1(b),  or
            13d-2(b) or (c), Check Whether the Person Filing is a:

     (e) [x] KR Capital Advisors, Inc. is an Investment Adviser registered under
             Section 203 of the Investment Advisers Act of 1940.

CUSIP No. 986670107                    13G                    Page 5 of 10 Pages


Item 4.  Ownership.

     As of December 31, 1999:

     (a)  Amount beneficially owned:

          KR Capital Advisors, Inc. -- 2,046,475
          Edward D. Klein -- 2,137,475

     (b)  Percent of Class:

          KR Capital Advisors, Inc. -- 5.3%
          Edward D. Klein -- 5.5%

          The above percentages are based upon 38,971,000 shares of outstanding Common Stock.

     (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote

                KR Capital Advisors, Inc. -- 1,802,250
                Edward D. Klein -- 91,000

          (ii)  shared power to vote or to direct the vote

                KR Capital Advisors, Inc. -- None
                Edward D. Klein -- 1,802,250


          (iii) sole power to dispose or to direct the disposition of

                KR Capital Advisors, Inc. -- 2,046,475
                Edward D. Klein -- 91,000


          (iv) shared power to dispose or to direct the disposition of

                KR Capital Advisors, Inc. -- None
                Edward D. Klein -- 2,137,475

     The filing of this Schedule 13G shall not be construed as an admission that Edward D. Klein is the beneficial owner of shares beneficially owned by KR Capital Advisors, Inc.

CUSIP No. 986670107                    13G                    Page 6 of 10 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable



Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         KR Capital Advisors, Inc. is deemed to be the beneficial owner of 2,046,475 shares for purposes of Rule 13d-1 since it has the power to make investment decisions over such shares for its clients. KR Capital Advisors, Inc. does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No client has an interest that relates to more than five percent of the class.

         Edward D. Klein, a principal stockholder of KR Capital Advisors, Inc. owns directly 91,000 shares, which is approximately 0.2% of the class. In addition, by reason of his ownership interests in KR Capital Advisors, Inc., Mr. Klein may be deemed to be the indirect beneficial owner of the 2,046,475 shares which KR Capital Advisors, Inc. is deemed to own beneficially. The filing of this Schedule 13G shall not be construed as an admission that Edward D. Klein is the beneficial owner of shares beneficially owned by KR Capital Advisors, Inc.

         Martin E. Kaplan, a stockholder and the President of KR Capital Advisors, Inc. owns directly 50,000 shares, which is approximately 0.1% of the class. The filing of this Schedule 13G shall not be construed as an admission that Martin E. Kaplan is the beneficial owner of shares beneficially owned by KR Capital Advisors, Inc.

         Of the 2,046,475 shares deemed to be beneficially owned by KR Capital Advisors, Inc., 400,000 shares, which is approximately 1.0% of the class, are held by KR Capital Partners Fund I, L.P., a Delaware limited partnership, the general partner of which is KR Capital Partners I, L.P., a registered investment adviser (the general partner of which is KR Capital Advisors, Inc.). Edward D. Klein and Martin E. Kaplan (and/or members of their immediate families or trusts for the benefit of such family members) have economic interests in KR Capital Partners Fund I, L.P. and KR Capital Partners I, L.P.

CUSIP No. 986670107                    13G                    Page 7 of 10 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.



Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

CUSIP No. 986670107                    13G                    Page 8 of 10 Pages


Item 9.  Notice of Dissolution of the Group.

         Not Applicable.

Item 10.  Certification.


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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CUSIP No. 986670107                    13G                    Page 9 of 10 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2000

                                        KR Capital Advisors, Inc.


                                        By:  /s/  Richard Kravitz
                                           -------------------------------------
                                           Name:  Richard Kravitz
                                           Title: Vice President


                                            /s/  Edward D.  Klein
                                           -------------------------------------
                                           Edward D. Klein

CUSIP No. 986670107                    13G                   Page 10 of 10 Pages


                                   EXHIBIT 1

                             JOINT FILING AGREEMENT


     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree and consent to the joint filing on behalf of each of them of this
Schedule 13G.



Date:  February 14, 2000

                                   KR Capital Advisors, Inc.



                                   By:/s/ Richard Kravitz
                                      ------------------------
                                      Name:   Richard Kravitz
                                      Title:  Vice President


                                   /s/ Edward D. Klein
                                   ---------------------------
                                   Edward D. Klein